1.	NATURE OF OPERATIONS & GOING CONCERN

Stream Communications Network, Inc. (“Stream” or the “Company”) mainly provides cable television services and high-speed internet access. Previous business plans of the implementation and commercialization of animal-waste rendering technologies changed to incineration of animal waste and is available for sale, see note 5 - Discontinued operations. All of its operations are located in Poland.

The Company was incorporated on March 28, 1979  by registration of its Memorandum and Articles under the Company Act of British Columbia, Canada.  On October 19, 2001 the Company changed its name from Trooper Technologies Inc. to Stream Communications Network, Inc.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

For the year ended December 31, 2002, the Company had a loss of $5,989,202, an accumulated deficit of $23,770,392 and a working capital deficiency of $4,203,632.

The Company is actively pursuing additional funding to continue its current projects (note 16). Management continues to develop the Company’s operating capabilities in order to improve cash flow from operations.

Although there is no assurance that the Company will be successful in these actions, management is confident that it will be able to continue as a going concern. Accordingly, these financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

2.	SIGNIFICANT ACCOUNTING POLICIES
	Basis of presentation
	These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. A summary of the significant accounting policies are as follows:
	Consolidation
	These consolidated financial statements include the accounts of the Company and the following subsidiaries. All intercompany transactions and balances have been eliminated.
		Country of Incorporation	Percentage ownership December 31, 2002	Percentage ownership December 31, 2001
	EES Waste Solutions Limited	Cyprus	100.0%	100.0%
	International Eco-Waste Systems S.A. ("Eco-Waste") -(note 5)	Poland	-	100.0%
	Stream Communications Sp. z o.o. ("Stream")	Poland	100.0%	100.0%
	Gimsat Sp. z o.o. ("Gimsat") - (note 4)	Poland	100.0%	0.2%
	Polvoice.com Sp. z o.o. ("PolVoice") -(note 5)	Poland	-	95.5%
	Bielsat.com Sp. z o.o. ("Bielsat")	Poland	51.0%	51.0%
	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and expenses for the periods reported. Actual results could differ from those estimates.

	Cash and cash equivalents
	Cash and cash equivalents consist of cash and highly liquid investments with maturities of less than three months.
	Inventory
	Inventory is valued at the lower of cost and net realizable value, determined on a first-in, first-out basis.
	Deferred charges

Costs, such as legal, accounting, due diligence, sponsorship and filing fees relating to potential business acquisitions are deferred and applied towards the cost of the acquisition when completed.  Such costs are expensed if the potential acquisition is no longer considered viable by management.

Charges relating to the start-up of the Company’s activities regarding animal-waste rendering had been deferred and amortized on a straight-line basis over a period of five years. These charges have been written-off in the year ended October 31, 2001 as this business is considered discontinued operations (note 5).

	Property, plant and equipment
	Property, plant and equipment are stated at cost less accumulated amortization. Amortization is provided for using the declining-balance method at the following rates per annum:

	Automobiles	20% - 30%
	Buildings, offices	3%
	Computer software	20% - 100%
	Cable television network equipment	5% - 45%
	Furniture, fixtures and equipment	20% - 30%
	Plant construction-in-progress consists of assets not yet in use and accordingly no amortization is recorded.
	Revenue recognition
	Substantially all revenues are derived from cable TV subscriber fees. Subscriber fees are recorded as revenue in the period the service is provided. Funds received in advance are deferred.
	Foreign currency translation

The Company’s significant assets, revenues and expenses are in Poland; accordingly, the Company’s functional currency is the Polish Zloty. The Company follows the current rate method of translation which translates foreign assets and liabilities, into Canadian dollar equivalents, at the rate of exchange at the balance sheet date.  Revenues and expenses are translated into Canadian dollar equivalents at the average rate of exchange throughout the period.  Gains and losses arising from translation of the financial statements are disclosed as a separate component of shareholders' equity.

Transactions that are denominated in foreign currency are initially recorded at the rate of exchange prevailing at the date of the transaction.  Thereafter, monetary assets and liabilities are adjusted to reflect the exchange rate in effect at the balance sheet dates.  Gains and losses resulting from the adjustment are included in earnings.

	Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For all periods presented, the effect of the assumed conversion of stock options and warrants was anti-dilutive.

	Basic loss per share is calculated using the weighted-average number of shares outstanding during the period.
	Income taxes

The Company follows the asset and liability method of accounting for income taxes whereby future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences).  Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs.  The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

	Acquisitions, intangible assets and goodwill

The Company has adopted the recent recommendations of the Canadian Institute of Chartered Accountants ("CICA") with regards to the approved new Handbook section 1581, “Business Combinations”, replacing section 1580 that will require all business combinations to use the purchase method of accounting.  Also, in accordance with the recent recommendations of the CICA, the Company follows an impairment-only approach for the accounting for goodwill and other intangible assets that have an indefinite life.  Under the new recommendations the Company is required to perform an initial benchmark test of impairment within six months of adoption, and annual tests of impairment at the reporting unit level.  If the carrying value of goodwill and other intangible assets of a reporting unit exceeds the fair value of the reporting unit, the carrying value of the asset must be written down to fair value.

	The adoption of these new standards is not expected to have any material effect on the Company’s financial position, results of operations or its cash flows.

The Company has determined that the cable TV licences have an indefinite life.  The Company has evaluated its existing intangible assets and goodwill and concluded that no provisions for impairment were required, except for goodwill from the acquisition of PolVoice, now part of discontinued operations (note 5). Subscriber base is amortized using the straight-line method at a rate of 5%.

	Stock-based Compensation

The Company has adopted the recommendations of the new CICA Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective January 1, 2002. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. When the fair value method is not used, disclosure is required of the pro forma impact of using the fair value of stock options on the reported results of operations. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities.

Compensation expense is recognized when stock options are issued to employees and directors for the excess, if any, of the quoted market price at the date of grant over the exercise price. Any consideration paid by employees and directors on exercise of stock options is credited to capital stock. If stock options are repurchased the excess of consideration paid over the carrying amount of the stock option is charged to deficit. The effect of applying this new standard to stock options issued to employees and directors is not material.

Effective 2000, the Company adopted the recommendations with respect to grants of options to non-employees whereby compensation expense is determined when stock options are issued and is recognized over the vesting period of the option. The compensation expense is determined as the fair value of the option at the date of grant using an option pricing model.

	Comparative figures
	Some of the comparative figures have been reclassified to conform with the presentation adopted in the current period.

3.	SUPPLEMENTAL CASH FLOW INFORMATION
		Year ended December 31, 2002	Two months ended December 31, 2001	Year ended October 31, 2001

Supplemental non-cash investing and financing activities
	Private placement issue costs	$ -	$ 23,520	$ 35,770
	Conversion of intercompany balance to investment in PolVoice	-	-	698,139
	Cash paid for interest	-	-	-
	Cash paid for income taxes	-	-	-

4.	ACQUISITIONS

The Company has substantially completed the acquisition of Gimsat. The acquisition was accounted for by the purchase method.  The effective date of the acquisition was January 1, 2002,  after which the operations of Gimsat are included in these consolidated financial statements. Gimsat has cable TV networks in Jaslo, Sanok and Brzozow, all located in Poland.

	At the time of acquisition the fair value of the assets and liabilities of Gimsat were:
	Cash and cash equivalents	$ 10,154
	Accounts receivable	42,478
	Inventory	2,955
	Prepaids	36,050
	Property, plant and equipment	2,163,860
	Intangible assets (subscriber base)	3,340,649
	Long-term debt	(243,529)
	Accounts payable and accrued liabilities	(6,194)
	Purchase price	$ 5,346,423
	Consideration consisted of:
	Cash	$ 3,708,708
	Amounts owing to former shareholders of Gimsat	1,637,715
	Total	$ 5,346,423

5.	DISCONTINUED OPERATIONS

During 2001, the Company commenced planned operations of providing cable TV and related cable services. The previous business of Eco-Waste was meat waste rendering which was interrupted when  the European Commission imposed a ban on meat and bone meal products due to the risk of Bovine Spongiform Encephalopathy ("BSE"). The Company changed direction with regards to the meat waste rendering business to avoid liability and uncertainty from the fallout from BSE and applied to change its hazardous waste licence to an incinerator licence. The Company intended to utilize this licence to start operations in the hazardous waste business, but the Company decided to sell this business, as it did not fit with its cable service business.

On September 30, 2002 Eco-Waste was sold to an arm’s length buyer. The terms of the agreement included a nominal down payment and payments due of $500,000 USD of which $250,000 USD is due on each of December 31, 2003 and December 31, 2004. Due to the uncertainty in this sector of the market, these payments due in 2003 and 2004 are valued at $nil.

In view of the Company’s main business and objectives being directed towards cable TV, it was decided to discontinue the operations of a second subsidiary, PolVoice, a company that developed software for internet services in Poland. In this manner, the Company is focused on one business objective. The operations of PolVoice were discontinued and the company is being liquidated.

	The statements of operations for the discontinued business operations are:
	December 31, 2002	PolVoice	Eco-Waste	Total
	Sales	$ -	$ -	$ -
	Expenses	-	-	-
	Amortization	-	-	-
	Write-down of net assets to net realizable value	-	(2,362,877)	(2,362,877)
	Foreign exchange loss	-	-	-
	Loss from discontinued operations	$ -	$ (2,362,877)	$ (2,362,877)

	Two months ended December 31, 2001	PolVoice	Eco-Waste	Total
	Sales	$ 10,347	$ -	$ 10,347
	Expenses	(112,905)	(124,182)	(237,087)
	Interest expense	(120)	(24)	(144)
	Amortization	-	-	-
	Write-down of net assets to net realizable value	(40,789)	-	(40,789)
	Foreign exchange gain	4	471	475
	Loss from discontinued operations	$ (143,463)	$ (123,735)	$ (267,198)

	Year ended October 31, 2001	PolVoice	Eco-Waste	Total
	Sales	$ 14,614	$ -	$ 14,614
	Expenses	(374,359)	(407,582)	(781,941)
	Interest expense	(714)	(701)	(1,415)
	Amortization	-	(101,786)	(101,786)
	Interest income	7,953	6,227	14,180
	Write-down of assets	-	(241,343)	(241,343)
	Write-off start-up costs	-	(1,134,250)	(1,134,250)
	Loss from discontinued operations	$ (352,506)	$ (1,879,435)	$ (2,231,941)

	The balance sheets for the discontinued business operations are:
	December 31, 2002	PolVoice	Eco-Waste	Total
	Total assets	$ -	$ -	$ -
	Total liabilities	-	-	-
	Net assets of discontinued operations before net realizable value provision	-	-	-
	Net realizable value provision	-	-	-
	Net assets of discontinued operations	$ -	$ -	$ -

	December 31, 2001	PolVoice	Eco-Waste	Total
	Current assets	$ 142,728	$ 123	$ 142,851
	Property, plant and equipment
	Land	-	136,533	136,533
	Buildings	-	809,215	809,215
	Automotive	-	34,617	34,617
	Equipment, furniture and fixtures	-	222,657	222,657
	Plant construction in progress	-	1,427,891	1,427,891
	Goodwill	31,055	-	31,055
	VAT receivable	-	29,308	29,308
	Current liabilities	(132,994)	(389,386)	(522,380)
	Net assets of discontinued operations before net realizable value provision	40,789	2,270,958	2,311,747
	Net realizable value provision	(40,789)	-	(40,789)
	Net assets of discontinued operations	$ -	$ 2,270,958	$ 2,270,958

6.	PROPERTY, PLANT AND EQUIPMENT
	December 31, 2002	Cost	Accumulated amortization	Net book value
	Automobiles	$ 331,814	$ 110,468	$ 221,346
	Buildings, offices	2,520,229	513,737	2,006,492
	Cable television network equipment	8,770,650	2,056,039	6,714,611
	Furniture and fixtures	375,344	265,698	109,646
	Computer software	85,828	60,778	25,050
	Plant construction-in-progress	124,430	-	124,430
		$ 12,208,295	$ 3,006,720	$ 9,201,575

	December 31, 2001	Cost	Accumulated amortization	Net book value
	Automobiles	$ 134,110	$ 24,947	$ 109,163
	Buildings, offices	2,454,962	365,902	2,089,060
	Cable television network equipment	5,066,785	500,031	4,566,754
	Furniture and fixtures	377,487	234,481	143,006
	Computer software	73,885	29,516	44,369
	Plant construction-in-progress	240,736	-	240,736
		$ 8,347,965	$ 1,154,877	$ 7,193,088

7.	INTANGIBLE ASSETS
	December 31, 2002	Cost	Accumulated amortization	Net book value
	Cable TV licences	$ 116,217	$ 23,335	$ 92,882
	Subscriber base	5,565,072	330,465	5,234,607
	Goodwill	147,671	5,806	141,865
		$ 5,828,960	$ 359,606	$ 5,469,354

	December 31, 2001	Cost	Accumulated amortization	Net book value
	Cable TV licences	$ 80,508	$ 17,524	$ 62,984
	Subscriber base	2,129,157	52,211	2,076,946
	Goodwill	147,671	5,806	141,865
		$ 2,357,336	$ 75,541	$ 2,281,795
Transitional disclosures

Paragraph 3062.69 require of the CICA Handbook requires disclosure of what reported income before extraordinary items and net income would have been in all periods presented exclusive of amortization expense (including any related tax effects) recognized in those periods related to goodwill, intangible assets that will no longer be amortized, any deferred credit related to an excess over cost, and equity method goodwill (including any related tax effects).  Adjusted per-share amounts also are required to be disclosed for all periods presented.  The Company initially applied CICA Handbook Section 3062 on November 1, 2001.  The effect of amortization expense on the loss of the Company for the year of adoption of Section 3062 and the prior year follow:

		For the year ended December 31, 2002	Two months ended December 31, 2001	Year ended October 31, 2001
	Reported loss	$ (5,989,202)	$ (1,040,689)	$ (4,533,560)
	Add back: Cable TV licences amortization	-	-	3,892
	Add back: Goodwill amortization	-	-	7,402
	Adjusted loss	$ (5,989,202)	$ (1,040,689)	$ (4,522,266)

Basic loss per share:
	Reported net loss	$ (0.21)	$ (0.05)	$ (0.21)
	Cable TV licences amortization	-	-	-
	Goodwill amortization	-	-	-

8.	DEFERRED CHARGES		December 31, 2002	December 31, 2001
		Direct and incremental costs of prospectus (note 16)	$ 1,841,855	$ -
		Due diligence costs of acquisition targets	177,406	265,616
			$ 2,019,261	$ 265,616

9.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Included in accounts payable and accrued liabilities is approximately $1,637,715 (2001 - $nil) owed on the acquisition of GimSat (Note 4), and $616,812 (2001 - $nil) owed for fees related to the prospectus (Note 16).

10.	LONG-TERM DEBT
			December 31, 2002	December 31, 2001
	Loan balances, current portion		$ 108,825	$ 104,653
	Loan balances, long term portion		52,975	146,195
	Total		$ 161,800	$ 250,848

Long-term debt consist of loans secured by the property, plant and equipment of the Company repayable monthly at a rate of approximately $10,890 per month, until August 2003 when the payments reduce to $5,376 per month. Interest is charged at the prime rate in Poland plus ½% .  The payments due in the next three years are:

	2003	$ 108,825
	2004	52,975
	2005	-

11.	CAPITAL STOCK
	(a) Authorized
	150,000,000 common shares of no par value
	(b) Issued			Number of Shares	Price	Amount
	Balance - October 31, 2001			21,878,778	$ -	$ 21,310,084
	Private placement			901,286	1.75	1,577,251
	Private placement			4,740,875	1.60	7,585,400
	Private placement			125,000	3.15	393,800
	less share issuance costs					(130,863)
	Finder’s fee			20,440	1.75	35,770
	Fair value of warrants					(3,524,347)
	Subscriptions receivable			(710,455)	1.60	(1,136,728)
	Shares allotted for subscriptions receivable			710,455		-
	Balance - December 31, 2001			27,666,379	$ -	26,110,367
	Subscriptions received			-		1,136,728
	Shares issued for warrants exercised			200,000	2.85	570,000
	Shares issued for warrants exercised			100,000	2.00	200,000
	Shares issued for warrants exercised			1,036,770	1.80	1,866,186
	Fair value of warrants exercised			-		1,346,404
	Balance - December 31, 2002			29,003,149		$ 31,229,685

During the two month period ended December 31, 2001, warrants with a fair value of $3,524,348 were issued as part of a private placement and were reflected as a reduction in capital stock. During the year ended December 31, 2002, $1,346,401 of these warrants were exercised and accordingly were allocated from warrants to capital stock.

	(c) Options

At  the Annual General Meeting held on April 30, 2001,  the shareholders approved the creation of the "Stock Option Plan" pursuant to which the directors  are  authorized  to  issue  stock  options from time to time to employees,  officers, consultants and directors of the Company for up to 4,375,755 common shares of the Company,  at a minimum price allowed under the applicable securities laws.

Common share purchase options are issued to directors, officers, employees and non-employees of the Company with exercise prices which approximate market values at the time the option is granted. Options granted previously vested immediately and have a term of five years. Options granted vest one-quarter every six months with the first quarter vesting immediately. Options are normally granted for a period of five years.

	Summary of directors' and employees' stock options outstanding:

				Shares	Weighted average exercise price
	Balance of options at October 31, 2001			1,917,062	$ 2.43
	Granted			2,807,938	1.60
	Forfeited			(355,000)	2.65
	Balance of options at December 31, 2001			4,370,000	1.88
	Granted			-	-
	Forfeited			-	-
	Balance of options at December 31, 2002			4,370,000	$ 1.88
	Stock-based compensation

Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date using the fair value method, the Company's loss and loss per share would have been increased to the pro forma amounts indicated below:

				Year ended December 31, 2002	Two months ended December 31, 2001	Year ended October 31, 2001
	Loss for the period			$ (5,989,202)	$ (1,040,689)	$ (4,533,560)
	Additional stock-based compensation costs			-	(823,513)	(322,773)
	Pro forma loss			$ (5,989,202)	$ (1,864,202)	$ (4,856,333)
	Pro forma basic loss per share			$ (0.21)	$ (0.08)	$ (0.22)

These amounts were determined using Black Scholes option pricing model assuming no dividends were paid, a weighted average volatility of nil % (December 31, 2001 - 73.5%, October 31, 2001 -  74.6%) over an expected life of five years and a weighted average annual risk free rate of nil % (December 31, 2001 - 3%, October 31, 2001 - 3%).

	The following table summarizes information about stock options outstanding at December 31, 2002:
		Options Outstanding			Options Exercisable
	Range of exercise prices	Number outstanding at December 31, 2002	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable at December 31, 2002	Weighted average exercise price
	$ 1.41	114,062	1.5	$ 1.41	114,062	$ 1.41
	1.60	3,049,938	4.1	1.60	242,000	1.60
	2.62	715,000	2.3	2.62	715,000	2.62
	2.65	491,000	2.7	2.65	491,000	2.65
		4,370,000	3.5	$ 1.88	1,562,062	$ 2.38
	(d) Warrants

	The changes in warrants were as follows:		Number of common shares permitted to be purchased
		Number of warrants		Price per share	Expiry date	Fair value of Warrants
	Balance October 31, 2001	1,195,000	597,500	$2.85	12-Jul-02	$ 562,722
	Issued	901,286	450,643	2.00	28-Dec-03	293,432
	Issued	300,000	150,000	1.80	28-Dec-03	103,962
	Issued	4,440,875	4,440,875	1.80	28-Dec-03	3,077,874
	Issued	125,000	125,000	$2.25 USD	28-Dec-03	49,080
	Total balance December 31, 2001	6,962,161	5,764,018			$ 4,087,070
	Activities:
	Expired	(795,000)	(397,500)	$ 2.85	12-Jul-02	$ (383,368)
	Exercised	(400,000)	(200,000)	2.85	12-Jul-02	(179,354)
	Exercised	(200,000)	(100,000)	2.00	28-Dec-03	(65,114)
	Exercised	(1,036,770)	(1,036,770)	$1.80	28-Dec-03	(718,565)
	Total activities during 2002	(2,431,770)	(1,734,270)			$ (1,346,401)
	Outstanding	701,286	350,643	$ 2.00	28-Dec-03	$ 228,318
		300,000	150,000	1.80	28-Dec-03	103,962
		3,404,105	3,404,105	1.80	28-Dec-03	2,359,309
		125,000	125,000	$ 2.25 USD	28-Dec-03	49,080
	Total Balance December 31, 2002	4,530,391	4,029,748			$ 2,740,669

12.	COMMITMENTS
As at December 31, 2002, the Company is committed under leases for cable networks, office space and automobiles in the following amounts:
		2003	$ 94,096
		2004	$ 51,066
		2005	$ 58,538
		2006	$ 58,538
		2007	$ 58,538

13.	SEGMENTED INFORMATION
The Company operates primarily in one segment, being cable TV services and in two geographic locations, being Canada and Poland.
Geographic information
Revenues are attributed to countries based on location of customer
	Revenues		Year ended December 31, 2002	Two months ended December 31, 2001	Year ended October 31, 2001

		Canada	$ -	$ -	$ -
		Poland	3,736,716	639,871	2,079,504
			$ 3,736,716	$ 639,871	$ 2,079,504

	Property, plant, equipment and intangibles			December 31, 2002	December 31, 2001
		Canada		$ 24,923	$ 24,923
		Poland		14,646,006	9,449,960
				$ 14,670,929	$ 9,474,883

14.	INCOME TAXES
	The Company has tax losses available for offset against future taxable income in various jurisdictions for the following approximate amounts:
	Canada			$ 8,323,000
	Poland			5,358,000

The income tax losses in Poland can be carried forward and deducted from taxable income in the next five years, but not exceeding 50% of the loss in any of these years. The incomes taxes in Canada begin to expire from 2003 to 2009.  The potential tax benefits of the losses in Canada and Poland have not been recognized in the financial statements and have been offset by a valuation allowance.

	The following is a reconciliation of income taxes:
		For the year ended December 31, 2002	Two months ended December 31, 2001	Year ended October 31, 2001

	Statutory rates in Canada	39.62%	44.62%	44.62%
	Income taxes at Canadian statutory rates	$ 2,372,922	$ (464,355)	$ (2,022,874)
	Difference in tax rates in other jurisdictions	(1,676,977)	176,290	610,352
	Non-deductible expenses for tax purposes	21,495	32,473	11,553
		717,440	(255,592)	(1,400,969)
	Tax effect of tax losses not recognized	(717,440)	255,592	760,278
	Current and future tax expense (recovery)	$ -	$ -	$ (640,691)

	Future income taxes
	Future income tax assets
	Tax losses	$ 4,797,813	$ 4,535,939	$ 4,258,232
	Property, plant and equipment	(56,450)	(64,307)	(64,307)
	Intangible assets	(39,998)	(581,545)	(572,606)
	Start-up costs	-	391,065	414,069
	Share issuance costs	811,440	31,033	99,830
	Future income tax assets	$ 5,512,805	$ 4,312,185	$ 4,135,218
	Valuation allowance	(5,512,805)	(4,312,185)	(4,135,218)
	Net future income tax assets	$ -	$ -	$ -

15.	FINANCIAL INSTRUMENTS
(a) Fair Value

Financial instruments consist of cash and cash equivalents, accounts receivable, deposits, accounts payable and accrued liabilities, and long term debt, the fair value of which are considered to approximate their carrying value due to their short-term maturities or ability of prompt liquidation.

(b) Credit Risk

The Company is exposed to credit risk only with respect to uncertainties as the timing and amount of collectibility of accounts receivable.  The Company mitigates credit risk through standard credit and reference checks.

(c) Currency Risk

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates.  The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

16.	SUBSEQUENT EVENT

The Company is currently preparing a prospectus in conjunction with an application to list on the Warsaw Stock Exchange.  The Company plans to use proceeds from the offering to further develop its cable television services. The listing on the Warsaw Stock Exchange and the prospectus is subject to regulatory approval.